BioStrand, ImmunoPrecise Antibodies' Subsidiary, Announces Immediate Commercial Offering of Groundbreaking Software with Customizable Interface for AI-Driven Drug Discovery

-BioStrand now offers a Customizable Application Programming Interface (API) with its new software offering, LENSai API, featuring the ability to integrate sizable databases and electronic health records with large language models.

-BioStrand's novel software is rapidly and directly integrable into pharmaceutical, healthcare, and technology companies to enhance drug discovery capabilities.

-This proprietary software provides the integration electronic health records, enhancing AI-driven drug discovery and development for industry professionals.

VICTORIA, British Columbia, June 10, 2024 - ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) ("ImmunoPrecise" or "IPA" or the "Company"), a leader in AI-driven biotherapeutic research and technology, today announces the commercial release of LENSai API, hereafter referred to as the 'software', by its subsidiary, BioStrand. This advanced AI-driven software solution is available immediately.

More details on this new offering will be unveiled today at 2:00 pm ET, with an additional presentation, live demonstration, and interview at 6:30 pm ET, all taking place at the InterSystems Global Summit 2024. This premier event, which attracts over 1,200 industry leaders from more than 28 countries, showcases the latest innovations in the field.

IPA, the #1 ranked contract research organization by Roots Analysis2, serves 19 of the top 20 global pharmaceutical companies and over 600 clients in the pharmaceutical and biotech industries. Leveraging feedback from these long-term relationships, the development of this AI-driven software is in direct response to meeting ongoing industry pain points and needs. These new software capabilities demonstrate innovation by combining BioStrand's patented LENSai technology with electronic health records through a customizable interface to enable unprecedented research and drug discovery capabilities.

Dr. Dirk Van Hyfte is leading the launch of this exciting integration, enabling industry professionals to quickly and easily access and merge patient data, company research data, and extensive life science databases. Through this new release, corporations will be able to analyze major datasets related to generating novel and potentially safer and more effective drugs, as the BioStrand team continues to develop a full LENSai data management platform, expected to be released in Q1/Q2 2025.

Dr. Dirk Van Hyfte stated, "We have received significant interest in our new technology from large healthcare, pharmaceutical, and technology companies. They are keen on accessing our unique capabilities through an integration that enables them to benefit directly from BioStrand's novel applications for data analysis and cutting-edge drug discovery. The Company regards the commercial launch of this pioneering software as its most significant AI breakthrough to date, poised to significantly enhance global drug discovery and development processes. By integrating BioStrand's software with electronic health records, and adding BioStrand's application programming interface, we have surpassed internal timelines and milestones, supporting the rapid commercialization of these high-demand capabilities."

These new commercial capabilities will significantly enhance BioStrand's ability to commercialize:

1. Partnerships with Large Companies: Major pharmaceutical, technology, and healthcare companies will be able to rapidly leverage BioStrand's new software capabilities through partnerships that may include upfront payments, clinical milestones and commercial royalties.

2. Subscription Model: BioStrand is offering a subscription service that enables a wide range of technology, healthcare, and pharmaceutical companies to access BioStrand's unique capabilities using integration of the software into their existing platforms, with a strong probability of enhancing their drug discovery and development programs.

In light of the upcoming presentation at the InterSystem's Global Summit 2024, Dr. Dirk Van Hyfte has requested that the live podcast, media events, and interviews be recorded and made available to the public whenever possible. We also encourage everyone who can attend the live demonstration at the summit to join and support this exciting public commercial launch. You can register: InterSystems Global Summit 2024 Registration.

Investor contact: investors@ipatherapeutics.com

1www.strategyand.pwc.com/de/en/industries/pharma-life-science/re-inventing-pharma-with-artificial-intelligence.html

2ROOTS 2022, Antibody Discovery Services and Platforms Market (4th Edition), 2021-2035; pp.118

About ImmunoPrecise Antibodies Ltd.

The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the "IPA Family").

For further information, visit www.ipatherapeutics.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as "potential", "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to the expected outcome on the market, the life sciences, drug discovery and development, integration and / or success of LENSai, LLMs, RAG, or HYFT technologies, including their benefits, and statements relating to IPA's expected increased revenue streams and financial growth. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the integration of IPA's LENSai platform with its HYFT technology may not have the expected results, risks that the expected healthcare benefits including lowering development timeliness, and costs and that development of targeted treatments with higher efficacy and lower side effects will not be achieved, risks that the benefits to drug discovery, protein-based therapeutics, and synthetic biology won't be achieved, in addition actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company's Annual Information Form dated July 10, 2023 (which may be viewed on the Company's profile at www.sedar.com), and the Company's Form 40-F, dated July 10, 2023 (which may be viewed on the Company's profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.